UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Midas, Inc.

(Name of Subject Company)

Midas, Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

595626102

(CUSIP Number of Class of Securities)

Alvin K. Marr, Esq.

Senior Vice President, General Counsel & Secretary

Midas, Inc.

1300 Arlington Heights Road

Itasca, Illinois 60143

(630) 438-3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Carol Anne Huff, Esq.

Kirkland & Ellis LLP

300 North LaSalle

Chicago, IL 60654

(312) 862-2000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The following letters were sent to prospective franchisees on March 14, 2012.

March 14, 2012

Dear Franchise Prospect:

Enclosed please find a copy of a press release issued by Midas, Inc. and TBC Corporation (“TBC”) on March 13, 2012. The press release announces that the companies have entered into a definitive merger agreement, pursuant to which TBC will acquire Midas through a tender offer. The closing of the transaction is expected to occur by the end of the second quarter of 2012 and is subject to customary terms and conditions, including regulatory clearance.

TBC, a Delaware corporation, is a marketer and distributor of tires and other products for the automotive replacement market. The principal place of business of TBC is 4300 TBC Way, Palm Beach Gardens, Florida 33410. TBC is wholly-owned by Sumitomo Corporation of America, a New York corporation, whose principal business address is 600 Third Avenue, New York, NY 10016 (“SCOA”) and by Summit Global Management of America, Inc., a Delaware corporation, whose principal business address is 600 Third Avenue, New York, NY 10016 (“Summit”). Both SCOA and Summit are owned by Sumitomo Corporation, a corporation organized under the laws of Japan, whose principal business address is Harumi Island Triton Square Office Tower Y, 8-11 Harumi 1-Chome, Chuo-ku, Tokyo 104-8610 Japan.

TBC is the parent corporation of Shared Services, Inc. (“TBC Shared Services”), a Delaware corporation which, in turn, owns Big O Tires, LLC (“Big O”), a Nevada limited liability company. Big O was originally incorporated as a Nevada corporation on December 30, 1982 and subsequently converted to a limited liability company on September 28, 2007. It does business under its current organizational name Big O Tires, LLC as well as “Big O” and “Big O Tires” and no other name. Both TBC Shared Services’ and Big O’s principal place of business is 823 Donald Ross Road, Juno Beach, Florida.

TBC is also the indirect parent corporation of TBC Retail Group, Inc. (d/b/a Tire Kingdom and formerly known as Tire Kingdom, Inc.) (“TBC Retail Group”), a Florida corporation. TBC Retail Group operates non-Big O retail outlets for the sale of tires and related automotive products and services and may periodically operate such retail outlets under the Big O Tire name. TBC Retail Group is also responsible for the management of Big O. Its principal place of business is also 823 Donald Ross Road, Juno Beach, Florida 33408.

Midas International Corporation    :    1300 Arlington Heights Road    :    Itasca, IL 60143    :    T 630.438.3000    :    F 630.438.3700

Big O offers franchises for the operation of retail stores selling and servicing tires and related automotive products and services (“Big O Stores”). Big O also sells tires and automotive accessories to franchisees. In addition, Big O and its affiliates sell or lease other items to franchisees such as real estate, equipment, signs and services. Big O also conducts wholesale operations under which it sells non-Big O brand tires and other automotive accessories to Big O franchisees and to other purchasers.

Big O Stores operate under the service marks “BIG O” or “BIG O TIRES” and other trademarks and trade names, service marks and other logos and symbols periodically designated by Big O. Big O Stores also license from Big O certain proprietary methods of doing business. The Big O Stores are serviced through regional sales and distribution centers, which are either owned or leased, and operated, by Big O.

Big O offers franchises under two franchise models: Product Distribution Franchises (“PDFs”) and Business Format Franchises (“BFFs”). Before 2006, Big O offered only PDFs, except for certain BFF test market programs in southern Nevada, which programs ended around April 2006. The Big O network is in the process of transitioning from the PDF model to the BFF model. Big O currently offers only BFFs to new franchisees. However, it anticipates that it will continue to have PDFs in its network for a significant period of time.

Big O has offered franchises for the operation of retail stores selling and servicing tires and related automotive products since approximately 1982. Its principal predecessor, Big O Tire Dealers, Inc., offered franchises in this line of business since 1980 and offered dealer agreements in this line of business from approximately 1962.

As of March 31, 2011, Big O had 392 franchised outlets (PDF Stores and BFF Stores combined) and 64 company-owned Big O Stores in the following province and states: Alberta (Canada), Arizona, California, Colorado, Idaho, Indiana, Iowa, Kansas, Kentucky, Missouri, Montana, Nebraska, Nevada, New Mexico, Ohio, Oklahoma, Oregon, South Dakota, Texas, Utah, Washington and Wyoming.

The owners of Big O Shops may solicit and accept customers in any geographic region where Big O Shops, Midas Shops, SpeeDee Shops and Midas/SpeeDee Co-Brand Shops are located. It is possible that Big O Shops may be operated in close proximity to your Franchised Unit.

Since 1995, TBC and certain of its non-Big O subsidiaries have operated retail outlets selling tires and other automotive aftermarket products. As of June 1, 2011, TBC and its wholly-owned subsidiaries operated approximately 752 non-Big O retail tire and automotive services centers in the following district and states: District of Columbia, Alabama, Delaware, Florida, Georgia, Illinois, Indiana, Iowa, Louisiana, Kansas, Kentucky, Massachusetts, Maryland, Minnesota, Missouri, Mississippi, New Jersey, North Carolina, New Hampshire, Ohio, Pennsylvania, South Carolina, Tennessee, Texas, Virginia, West Virginia and Vermont. These retail outlets do business under the trade names “Tire Kingdom,” “Merchant’s,” “National Tire Battery,” “NTB,” and “Tire

America.” These retail outlets may solicit and accept customers in any geographic region where Big O Shops, Midas Shops, SpeeDee Shops and Midas/SpeeDee Co-Brand Shops are located. It is possible that these non-Big O retail shops may be operated in close proximity to your Franchised Unit.

It has not been determined yet if there will be any changes to the Boards of Directors or Officers of Midas International Corporation or SpeeDee Worldwide Corporation as a result of the proposed transaction.

We wanted to make sure that this information was made available to you.

Please sign and date where indicated below, acknowledging your receipt of this letter and information and return to Debbie DiBendetto in the Midas Franchise Recruitment Department via fax at (630) 438-3073.

Very truly yours,

MIDAS INTERNATIONAL CORPORATION

John E. Brisson, Jr.

Vice President, Finance and Planning

ACKNOWLEDGMENT of Receipt of the Letter to Franchise Prospect, dated March 14, 2012.

Sign:	Date:
Print Name:

ADDITONAL INFORMATION

The tender offer for the outstanding shares of Midas has not yet commenced. This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares or other securities of Midas. At the time the tender offer is commenced, TBC will file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission, and Midas will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. The offer to purchase shares of Midas’ common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed with such Schedule TO. Investors and Midas stockholders are strongly advised to carefully read the tender offer statement (including the offer to purchase, the letter of transmittal and the related tender offer documents) and the related solicitation/recommendation statement when they become available, as they will contain important information, including the various terms of, and conditions to, the tender offer. Such materials will be made available to Midas’ stockholders at no expense to them by contacting Midas at 1300 Arlington Heights Road, Itasca, Illinois 60143, Attn: Bob Troyer, telephone (630) 438-3016. In addition, Midas stockholders will be able to obtain these documents (when available) and other documents filed with the U.S. Securities and Exchange Commission for free from the SEC’s website at www.sec.gov.

For Immediate Release	TBC Contact: Patrice Kelty
561-383-3000x 2527 / (M) 561-420-3052

Midas Contact: Bob Troyer
630-438-3016 / (M) 312-543-6703

TBC CORPORATION AND MIDAS, INC.

ENTER INTO DEFINITIVE MERGER AGREEMENT

March 13, 2012 – Palm Beach Gardens, Fla. and Itasca, Ill. – TBC Corporation and Midas, Inc. (NYSE: MDS) today announced that they have entered into a definitive merger agreement, pursuant to which TBC will acquire Midas through a cash tender offer at $11.50 per share. The all-cash transaction is valued at approximately $310 million, including the assumption of approximately $137 million in debt and pension liabilities. The $11.50 per share offer price represents a 75 percent premium over Midas’ closing price of $6.58 on August 11, 2011, when Midas announced it would conduct a strategic review process, and a 28 percent premium over the closing share price as of Monday, March 12, 2012.

The proposed transaction has been unanimously approved by the boards of directors of both companies. In addition, Midas Chairman, President and Chief Executive Officer Alan Feldman has signed a tender and voting agreement in support of the offer.

TBC Chairman and Chief Executive Officer Lawrence Day commented, “With nearly 2,300 locations worldwide, Midas is a leader in automotive services and we are very excited to welcome such an iconic brand into our portfolio. By combining the strengths of Midas’ platform with our industry expertise and financial resources, we will build on their current momentum and take the company to the next level.”

“We are pleased to announce this transaction, which is strategically compelling and provides significant value to our shareholders,” said Feldman. “The offer represents a significant and immediate premium for our shareholders and marks the culmination of a thorough strategic review process by our board of directors, which began last August. The combination of these two highly complementary businesses will provide significant opportunities for Midas to prosper in the future and will create enhanced opportunities for franchisees and strong benefits to customers.”

Under the terms of the merger agreement, TBC will commence a cash tender offer no later than March 28, 2012. The closing of the transaction is expected to occur by the end of the second quarter, and is subject to customary terms and conditions, including regulatory clearance under the Hart-Scott-Rodino Antitrust Improvements Act. The merger agreement also provides for customary termination fees payable by Midas under certain circumstances and a provision under which Midas has agreed not to solicit any competing offers.

Morgan Joseph TriArtisan LLC is acting as financial advisor to TBC and Morgan, Lewis & Bockius is acting as legal advisor. J.P. Morgan Securities LLC is acting as the financial advisor to Midas and Kirkland & Ellis LLP is acting as legal advisor.

Additional Information

The tender offer for the outstanding shares of Midas has not yet commenced. This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares or other securities of Midas. At the time the tender offer is commenced, TBC will file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission, and Midas will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. The offer to purchase shares of Midas’ common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed with such Schedule TO. Investors and Midas stockholders are strongly advised to carefully read the tender offer statement (including the offer to purchase, the letter of transmittal and the related tender offer documents) and the related solicitation/recommendation statement when they become available, as they will contain important information, including the various terms of, and conditions to, the tender offer. Such materials will be made available to Midas’ stockholders at no expense to them by contacting Midas at 1300 Arlington Heights Road, Itasca, Illinois 60143, Attn: Bob Troyer, telephone (630) 438-3016. In addition, Midas stockholders will be able to obtain these documents (when available) and other documents filed with the U.S. Securities and Exchange Commission for free from the SEC’s website at www.sec.gov.

Forward-Looking Statements

Statements in this communication may contain, in addition to historical information, certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”), and Midas claims the protection of the safe harbor for forward-looking statements contained in the Reform Act. All statements included in this communication concerning activities, events or developments that Midas expects, believes or anticipates will or may occur in the future are forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors that may cause actual results and performance to be materially different from any future results or performance expressed or implied by forward-looking statements, including the risk that the tender offer will not close because of a failure to satisfy one or more of the closing conditions and that Midas’ business will have been adversely impacted during the pendency of the tender offer. Forward-looking statements include: the expected benefits and costs of the transaction; management plans relating to the transaction; the anticipated timing of filings and approvals relating to the acquisition, including approvals under Hart-Scott-Rodino and other competition approvals; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions, and projections of earnings, revenues, synergies, accretion, margins or other financial items; any statements of the plans, strategies and objectives of management for future operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Additional information on these and other risks, uncertainties and factors is included in Midas’ Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed with the SEC. Accordingly, no assurances can be given as to whether the transaction will be completed or if any of the other events anticipated by the forward-looking statements will occur or what impact they will have. Forward-looking statements speak only as of the date the statement was made. Midas does not undertake and specifically declines any obligation to update any forward-looking statements.

About TBC Corporation

Headquartered in Palm Beach Gardens, Fla., TBC Corporation is one of the nation’s largest marketers of automotive replacement tires through a multi-channel strategy. TBC Corporation is a wholesale supplier to independent regional tire retailers and distributors throughout the U.S., Canada and Mexico. Additionally, TBC’s wholesale group operates Carroll Tire, a regional tire wholesale distributor servicing independent tire dealers across the United States. TBC’s Retail Group operates more than 1200 franchised and company-owned tire and automotive service centers under the brands Tire Kingdom®, Merchant’s Tire & Auto Centers®, NTB-National Tire & Battery and Big O Tires®. TBC is owned by Sumitomo Corporation of America (SCOA). SCOA is the largest subsidiary of Sumitomo Corporation (SC), one of Japan’s major integrated trading and investment business enterprises.

About Midas

Midas is one of the world’s largest providers of automotive service, offering brake, maintenance, tires, exhaust, steering and suspension services at more than 2,250 franchised, licensed and company-owned Midas shops in 14 countries, including nearly 1,500 in the United States and Canada. Midas also owns the SpeeDee Oil Change business, with 161 auto service centers in the United States and Mexico.

###

March 14, 2012

Dear Franchise Prospect:

Enclosed please find a copy of a press release issued by Midas, Inc. and TBC Corporation (“TBC”) on March 13, 2012. The press release announces that the companies have entered into a definitive merger agreement, pursuant to which TBC will acquire Midas through a tender offer. The closing of the transaction is expected to occur by the end of the second quarter of 2012 and is subject to customary terms and conditions, including regulatory clearance.

TBC, a Delaware corporation, is a marketer and distributor of tires and other products for the automotive replacement market. The principal place of business of TBC is 4300 TBC Way, Palm Beach Gardens, Florida 33410. TBC is wholly-owned by Sumitomo Corporation of America, a New York corporation, whose principal business address is 600 Third Avenue, New York, NY 10016 (“SCOA”) and by Summit Global Management of America, Inc., a Delaware corporation, whose principal business address is 600 Third Avenue, New York, NY 10016 (“Summit”). Both SCOA and Summit are owned by Sumitomo Corporation, a corporation organized under the laws of Japan, whose principal business address is Harumi Island Triton Square Office Tower Y, 8-11 Harumi 1-Chome, Chuo-ku, Tokyo 104-8610 Japan.

TBC is the parent corporation of Shared Services, Inc. (“TBC Shared Services”), a Delaware corporation which, in turn, owns Big O Tires, LLC (“Big O”), a Nevada limited liability company. Big O was originally incorporated as a Nevada corporation on December 30, 1982 and subsequently converted to a limited liability company on September 28, 2007. It does business under its current organizational name Big O Tires, LLC as well as “Big O” and “Big O Tires” and no other name. Both TBC Shared Services’ and Big O’s principal place of business is 823 Donald Ross Road, Juno Beach, Florida.

TBC is also the indirect parent corporation of TBC Retail Group, Inc. (d/b/a Tire Kingdom and formerly known as Tire Kingdom, Inc.) (“TBC Retail Group”), a Florida corporation. TBC Retail Group operates non-Big O retail outlets for the sale of tires and related automotive products and services and may periodically operate such retail outlets under the Big O Tire name. TBC Retail Group is also responsible for the management of Big O. Its principal place of business is also 823 Donald Ross Road, Juno Beach, Florida 33408.

1300 Arlington Heights Road, Itasca, IL 60143    (630) 438-3000    (630) 438-3700 fax

www.speedeeoil.com

Big O offers franchises for the operation of retail stores selling and servicing tires and related automotive products and services (“Big O Stores”). Big O also sells tires and automotive accessories to franchisees. In addition, Big O and its affiliates sell or lease other items to franchisees such as real estate, equipment, signs and services. Big O also conducts wholesale operations under which it sells non-Big O brand tires and other automotive accessories to Big O franchisees and to other purchasers.

Big O Stores operate under the service marks “BIG O” or “BIG O TIRES” and other trademarks and trade names, service marks and other logos and symbols periodically designated by Big O. Big O Stores also license from Big O certain proprietary methods of doing business. The Big O Stores are serviced through regional sales and distribution centers, which are either owned or leased, and operated, by Big O.

Big O offers franchises under two franchise models: Product Distribution Franchises (“PDFs”) and Business Format Franchises (“BFFs”). Before 2006, Big O offered only PDFs, except for certain BFF test market programs in southern Nevada, which programs ended around April 2006. The Big O network is in the process of transitioning from the PDF model to the BFF model. Big O currently offers only BFFs to new franchisees. However, it anticipates that it will continue to have PDFs in its network for a significant period of time.

Big O has offered franchises for the operation of retail stores selling and servicing tires and related automotive products since approximately 1982. Its principal predecessor, Big O Tire Dealers, Inc., offered franchises in this line of business since 1980 and offered dealer agreements in this line of business from approximately 1962.

As of March 31, 2011, Big O had 392 franchised outlets (PDF Stores and BFF Stores combined) and 64 company-owned Big O Stores in the following province and states: Alberta (Canada), Arizona, California, Colorado, Idaho, Indiana, Iowa, Kansas, Kentucky, Missouri, Montana, Nebraska, Nevada, New Mexico, Ohio, Oklahoma, Oregon, South Dakota, Texas, Utah, Washington and Wyoming.

The owners of Big O Shops may solicit and accept customers in any geographic region where Big O Shops, Midas Shops, SpeeDee Shops and Midas/SpeeDee Co-Brand Shops are located. It is possible that Big O Shops may be operated in close proximity to your Franchised Unit.

Since 1995, TBC and certain of its non-Big O subsidiaries have operated retail outlets selling tires and other automotive aftermarket products. As of June 1, 2011, TBC and its wholly-owned subsidiaries operated approximately 752 non-Big O retail tire and automotive services centers in the following district and states: District of Columbia, Alabama, Delaware, Florida, Georgia, Illinois, Indiana, Iowa, Louisiana, Kansas, Kentucky, Massachusetts, Maryland, Minnesota, Missouri, Mississippi, New Jersey, North Carolina, New Hampshire, Ohio, Pennsylvania, South Carolina, Tennessee, Texas, Virginia, West Virginia and Vermont. These retail outlets do business under the trade names “Tire Kingdom,” “Merchant’s,” “National Tire Battery,” “NTB,” and “Tire

America.” These retail outlets may solicit and accept customers in any geographic region where Big O Shops, Midas Shops, SpeeDee Shops and Midas/SpeeDee Co-Brand Shops are located. It is possible that these non-Big O retail shops may be operated in close proximity to your Franchised Unit.

It has not been determined yet if there will be any changes to the Boards of Directors or Officers of Midas International Corporation or SpeeDee Worldwide Corporation as a result of the proposed transaction.

We wanted to make sure that this information was made available to you.

Please sign and date where indicated below, acknowledging your receipt of this letter and information and return to Debbie DiBendetto in the Midas Franchise Recruitment Department via fax at (630) 438-3073.

Very truly yours,

MIDAS INTERNATIONAL CORPORATION

John E. Brisson, Jr.

Vice President, Finance and Planning

ACKNOWLEDGMENT of Receipt of the Letter to Franchise Prospect, dated March 14, 2012.

Sign:	Date:
Print Name:

ADDITONAL INFORMATION

The tender offer for the outstanding shares of Midas has not yet commenced. This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares or other securities of Midas. At the time the tender offer is commenced, TBC will file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission, and Midas will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. The offer to purchase shares of Midas’ common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed with such Schedule TO. Investors and Midas stockholders are strongly advised to carefully read the tender offer statement (including the offer to purchase, the letter of transmittal and the related tender offer documents) and the related solicitation/recommendation statement when they become available, as they will contain important information, including the various terms of, and conditions to, the tender offer. Such materials will be made available to Midas’ stockholders at no expense to them by contacting Midas at 1300 Arlington Heights Road, Itasca, Illinois 60143, Attn: Bob Troyer, telephone (630) 438-3016. In addition, Midas stockholders will be able to obtain these documents (when available) and other documents filed with the U.S. Securities and Exchange Commission for free from the SEC’s website at www.sec.gov.

For Immediate Release	TBC Contact: Patrice Kelty
561-383-3000x 2527 / (M) 561-420-3052

Midas Contact: Bob Troyer
630-438-3016 / (M) 312-543-6703

TBC CORPORATION AND MIDAS, INC.

ENTER INTO DEFINITIVE MERGER AGREEMENT

March 13, 2012 – Palm Beach Gardens, Fla. and Itasca, Ill. – TBC Corporation and Midas, Inc. (NYSE: MDS) today announced that they have entered into a definitive merger agreement, pursuant to which TBC will acquire Midas through a cash tender offer at $11.50 per share. The all-cash transaction is valued at approximately $310 million, including the assumption of approximately $137 million in debt and pension liabilities. The $11.50 per share offer price represents a 75 percent premium over Midas’ closing price of $6.58 on August 11, 2011, when Midas announced it would conduct a strategic review process, and a 28 percent premium over the closing share price as of Monday, March 12, 2012.

The proposed transaction has been unanimously approved by the boards of directors of both companies. In addition, Midas Chairman, President and Chief Executive Officer Alan Feldman has signed a tender and voting agreement in support of the offer.

TBC Chairman and Chief Executive Officer Lawrence Day commented, “With nearly 2,300 locations worldwide, Midas is a leader in automotive services and we are very excited to welcome such an iconic brand into our portfolio. By combining the strengths of Midas’ platform with our industry expertise and financial resources, we will build on their current momentum and take the company to the next level.”

“We are pleased to announce this transaction, which is strategically compelling and provides significant value to our shareholders,” said Feldman. “The offer represents a significant and immediate premium for our shareholders and marks the culmination of a thorough strategic review process by our board of directors, which began last August. The combination of these two highly complementary businesses will provide significant opportunities for Midas to prosper in the future and will create enhanced opportunities for franchisees and strong benefits to customers.”

Under the terms of the merger agreement, TBC will commence a cash tender offer no later than March 28, 2012. The closing of the transaction is expected to occur by the end of the second quarter, and is subject to customary terms and conditions, including regulatory clearance under the Hart-Scott-Rodino Antitrust Improvements Act. The merger agreement also provides for customary termination fees payable by Midas under certain circumstances and a provision under which Midas has agreed not to solicit any competing offers.

Morgan Joseph TriArtisan LLC is acting as financial advisor to TBC and Morgan, Lewis & Bockius is acting as legal advisor. J.P. Morgan Securities LLC is acting as the financial advisor to Midas and Kirkland & Ellis LLP is acting as legal advisor.

Additional Information

The tender offer for the outstanding shares of Midas has not yet commenced. This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares or other securities of Midas. At the time the tender offer is commenced, TBC will file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission, and Midas will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. The offer to purchase shares of Midas’ common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed with such Schedule TO. Investors and Midas stockholders are strongly advised to carefully read the tender offer statement (including the offer to purchase, the letter of transmittal and the related tender offer documents) and the related solicitation/recommendation statement when they become available, as they will contain important information, including the various terms of, and conditions to, the tender offer. Such materials will be made available to Midas’ stockholders at no expense to them by contacting Midas at 1300 Arlington Heights Road, Itasca, Illinois 60143, Attn: Bob Troyer, telephone (630) 438-3016. In addition, Midas stockholders will be able to obtain these documents (when available) and other documents filed with the U.S. Securities and Exchange Commission for free from the SEC’s website at www.sec.gov.

Forward-Looking Statements

Statements in this communication may contain, in addition to historical information, certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”), and Midas claims the protection of the safe harbor for forward-looking statements contained in the Reform Act. All statements included in this communication concerning activities, events or developments that Midas expects, believes or anticipates will or may occur in the future are forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors that may cause actual results and performance to be materially different from any future results or performance expressed or implied by forward-looking statements, including the risk that the tender offer will not close because of a failure to satisfy one or more of the closing conditions and that Midas’ business will have been adversely impacted during the pendency of the tender offer. Forward-looking statements include: the expected benefits and costs of the transaction; management plans relating to the transaction; the anticipated timing of filings and approvals relating to the acquisition, including approvals under Hart-Scott-Rodino and other competition approvals; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions, and projections of earnings, revenues, synergies, accretion, margins or other financial items; any statements of the plans, strategies and objectives of management for future operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Additional information on these and other risks, uncertainties and factors is included in Midas’ Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed with the SEC. Accordingly, no assurances can be given as to whether the transaction will be completed or if any of the other events anticipated by the forward-looking statements will occur or what impact they will have. Forward-looking statements speak only as of the date the statement was made. Midas does not undertake and specifically declines any obligation to update any forward-looking statements.

About TBC Corporation

Headquartered in Palm Beach Gardens, Fla., TBC Corporation is one of the nation’s largest marketers of automotive replacement tires through a multi-channel strategy. TBC Corporation is a wholesale supplier to independent regional tire retailers and distributors throughout the U.S., Canada and Mexico. Additionally, TBC’s wholesale group operates Carroll Tire, a regional tire wholesale distributor servicing independent tire dealers across the United States. TBC’s Retail Group operates more than 1200 franchised and company-owned tire and automotive service centers under the brands Tire Kingdom®, Merchant’s Tire & Auto Centers®, NTB-National Tire & Battery and Big O Tires®. TBC is owned by Sumitomo Corporation of America (SCOA). SCOA is the largest subsidiary of Sumitomo Corporation (SC), one of Japan’s major integrated trading and investment business enterprises.

About Midas

Midas is one of the world’s largest providers of automotive service, offering brake, maintenance, tires, exhaust, steering and suspension services at more than 2,250 franchised, licensed and company-owned Midas shops in 14 countries, including nearly 1,500 in the United States and Canada. Midas also owns the SpeeDee Oil Change business, with 161 auto service centers in the United States and Mexico.

###

March 14, 2012

Dear Franchise Prospect:

Enclosed please find a copy of a press release issued by Midas, Inc. and TBC Corporation (“TBC”) on March 13, 2012. The press release announces that the companies have entered into a definitive merger agreement, pursuant to which TBC will acquire Midas through a tender offer. The closing of the transaction is expected to occur by the end of the second quarter of 2012 and is subject to customary terms and conditions, including regulatory clearance.

TBC, a Delaware corporation, is a marketer and distributor of tires and other products for the automotive replacement market. The principal place of business of TBC is 4300 TBC Way, Palm Beach Gardens, Florida 33410. TBC is wholly-owned by Sumitomo Corporation of America, a New York corporation, whose principal business address is 600 Third Avenue, New York, NY 10016 (“SCOA”) and by Summit Global Management of America, Inc., a Delaware corporation, whose principal business address is 600 Third Avenue, New York, NY 10016 (“Summit”). Both SCOA and Summit are owned by Sumitomo Corporation, a corporation organized under the laws of Japan, whose principal business address is Harumi Island Triton Square Office Tower Y, 8-11 Harumi 1-Chome, Chuo-ku, Tokyo 104-8610 Japan.

TBC is the parent corporation of Shared Services, Inc. (“TBC Shared Services”), a Delaware corporation which, in turn, owns Big O Tires, LLC (“Big O”), a Nevada limited liability company. Big O was originally incorporated as a Nevada corporation on December 30, 1982 and subsequently converted to a limited liability company on September 28, 2007. It does business under its current organizational name Big O Tires, LLC as well as “Big O” and “Big O Tires” and no other name. Both TBC Shared Services’ and Big O’s principal place of business is 823 Donald Ross Road, Juno Beach, Florida.

TBC is also the indirect parent corporation of TBC Retail Group, Inc. (d/b/a Tire Kingdom and formerly known as Tire Kingdom, Inc.) (“TBC Retail Group”), a Florida corporation. TBC Retail Group operates non-Big O retail outlets for the sale of tires and related automotive products and services and may periodically operate such retail outlets under the Big O Tire name. TBC Retail Group is also responsible for the management of Big O. Its principal place of business is also 823 Donald Ross Road, Juno Beach, Florida 33408.

Big O offers franchises for the operation of retail stores selling and servicing tires and related automotive products and services (“Big O Stores”). Big O also sells tires and automotive accessories to franchisees. In addition, Big O and its affiliates sell or lease other items to franchisees such as real estate, equipment, signs and services. Big O also conducts wholesale operations under which it sells non-Big O brand tires and other automotive accessories to Big O franchisees and to other purchasers.

1300 Arlington Heights Road    :    Itasca, IL 60143    :    T (630) 438-3000    :    F (630) 438-3700    :    www.midasspeedee.com

Big O Stores operate under the service marks “BIG O” or “BIG O TIRES” and other trademarks and trade names, service marks and other logos and symbols periodically designated by Big O. Big O Stores also license from Big O certain proprietary methods of doing business. The Big O Stores are serviced through regional sales and distribution centers, which are either owned or leased, and operated, by Big O.

Big O offers franchises under two franchise models: Product Distribution Franchises (“PDFs”) and Business Format Franchises (“BFFs”). Before 2006, Big O offered only PDFs, except for certain BFF test market programs in southern Nevada, which programs ended around April 2006. The Big O network is in the process of transitioning from the PDF model to the BFF model. Big O currently offers only BFFs to new franchisees. However, it anticipates that it will continue to have PDFs in its network for a significant period of time.

Big O has offered franchises for the operation of retail stores selling and servicing tires and related automotive products since approximately 1982. Its principal predecessor, Big O Tire Dealers, Inc., offered franchises in this line of business since 1980 and offered dealer agreements in this line of business from approximately 1962.

As of March 31, 2011, Big O had 392 franchised outlets (PDF Stores and BFF Stores combined) and 64 company-owned Big O Stores in the following province and states: Alberta (Canada), Arizona, California, Colorado, Idaho, Indiana, Iowa, Kansas, Kentucky, Missouri, Montana, Nebraska, Nevada, New Mexico, Ohio, Oklahoma, Oregon, South Dakota, Texas, Utah, Washington and Wyoming.

The owners of Big O Shops may solicit and accept customers in any geographic region where Big O Shops, Midas Shops, SpeeDee Shops and Midas/SpeeDee Co-Brand Shops are located. It is possible that Big O Shops may be operated in close proximity to your Franchised Unit.

Since 1995, TBC and certain of its non-Big O subsidiaries have operated retail outlets selling tires and other automotive aftermarket products. As of June 1, 2011, TBC and its wholly-owned subsidiaries operated approximately 752 non-Big O retail tire and automotive services centers in the following district and states: District of Columbia, Alabama, Delaware, Florida, Georgia, Illinois, Indiana, Iowa, Louisiana, Kansas, Kentucky, Massachusetts, Maryland, Minnesota, Missouri, Mississippi, New Jersey, North Carolina, New Hampshire, Ohio, Pennsylvania, South Carolina, Tennessee, Texas, Virginia, West Virginia and Vermont. These retail outlets do business under the trade names “Tire Kingdom,” “Merchant’s,” “National Tire Battery,” “NTB,” and “Tire America.” These retail outlets may solicit and accept customers in any geographic region where Big O Shops, Midas Shops, SpeeDee Shops and Midas/SpeeDee Co-Brand Shops are located. It is possible that these non-Big O retail shops may be operated in close proximity to your Franchised Unit.

It has not been determined yet if there will be any changes to the Boards of Directors or Officers of Midas International Corporation or SpeeDee Worldwide Corporation as a result of the proposed transaction.

We wanted to make sure that this information was made available to you.

Please sign and date where indicated below, acknowledging your receipt of this letter and information and return to Debbie DiBendetto in the Midas Franchise Recruitment Department via fax at (630) 438-3073.

Very truly yours,

MIDAS INTERNATIONAL CORPORATION

John E. Brisson, Jr.

Vice President, Finance and Planning

ACKNOWLEDGMENT of Receipt of the Letter to Franchise Prospect, dated March 14, 2012.

Sign:	Date:
Print Name:

ADDITONAL INFORMATION

The tender offer for the outstanding shares of Midas has not yet commenced. This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares or other securities of Midas. At the time the tender offer is commenced, TBC will file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission, and Midas will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. The offer to purchase shares of Midas’ common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed with such Schedule TO. Investors and Midas stockholders are strongly advised to carefully read the tender offer statement (including the offer to purchase, the letter of transmittal and the related tender offer documents) and the related solicitation/recommendation statement when they become available, as they will contain important information, including the various terms of, and conditions to, the tender offer. Such materials will be made available to Midas’ stockholders at no expense to them by contacting Midas at 1300 Arlington Heights Road, Itasca, Illinois 60143, Attn: Bob Troyer, telephone (630) 438-3016. In addition, Midas stockholders will be able to obtain these documents (when available) and other documents filed with the U.S. Securities and Exchange Commission for free from the SEC’s website at www.sec.gov.

For Immediate Release	TBC Contact: Patrice Kelty
561-383-3000x 2527 / (M) 561-420-3052

Midas Contact: Bob Troyer
630-438-3016 / (M) 312-543-6703

TBC CORPORATION AND MIDAS, INC.

ENTER INTO DEFINITIVE MERGER AGREEMENT

March 13, 2012 – Palm Beach Gardens, Fla. and Itasca, Ill. – TBC Corporation and Midas, Inc. (NYSE: MDS) today announced that they have entered into a definitive merger agreement, pursuant to which TBC will acquire Midas through a cash tender offer at $11.50 per share. The all-cash transaction is valued at approximately $310 million, including the assumption of approximately $137 million in debt and pension liabilities. The $11.50 per share offer price represents a 75 percent premium over Midas’ closing price of $6.58 on August 11, 2011, when Midas announced it would conduct a strategic review process, and a 28 percent premium over the closing share price as of Monday, March 12, 2012.

The proposed transaction has been unanimously approved by the boards of directors of both companies. In addition, Midas Chairman, President and Chief Executive Officer Alan Feldman has signed a tender and voting agreement in support of the offer.

TBC Chairman and Chief Executive Officer Lawrence Day commented, “With nearly 2,300 locations worldwide, Midas is a leader in automotive services and we are very excited to welcome such an iconic brand into our portfolio. By combining the strengths of Midas’ platform with our industry expertise and financial resources, we will build on their current momentum and take the company to the next level.”

“We are pleased to announce this transaction, which is strategically compelling and provides significant value to our shareholders,” said Feldman. “The offer represents a significant and immediate premium for our shareholders and marks the culmination of a thorough strategic review process by our board of directors, which began last August. The combination of these two highly complementary businesses will provide significant opportunities for Midas to prosper in the future and will create enhanced opportunities for franchisees and strong benefits to customers.”

Under the terms of the merger agreement, TBC will commence a cash tender offer no later than March 28, 2012. The closing of the transaction is expected to occur by the end of the second quarter, and is subject to customary terms and conditions, including regulatory clearance under the Hart-Scott-Rodino Antitrust Improvements Act. The merger agreement also provides for customary termination fees payable by Midas under certain circumstances and a provision under which Midas has agreed not to solicit any competing offers.

Morgan Joseph TriArtisan LLC is acting as financial advisor to TBC and Morgan, Lewis & Bockius is acting as legal advisor. J.P. Morgan Securities LLC is acting as the financial advisor to Midas and Kirkland & Ellis LLP is acting as legal advisor.

Additional Information

The tender offer for the outstanding shares of Midas has not yet commenced. This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares or other securities of Midas. At the time the tender offer is commenced, TBC will file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission, and Midas will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. The offer to purchase shares of Midas’ common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed with such Schedule TO. Investors and Midas stockholders are strongly advised to carefully read the tender offer statement (including the offer to purchase, the letter of transmittal and the related tender offer documents) and the related solicitation/recommendation statement when they become available, as they will contain important information, including the various terms of, and conditions to, the tender offer. Such materials will be made available to Midas’ stockholders at no expense to them by contacting Midas at 1300 Arlington Heights Road, Itasca, Illinois 60143, Attn: Bob Troyer, telephone (630) 438-3016. In addition, Midas stockholders will be able to obtain these documents (when available) and other documents filed with the U.S. Securities and Exchange Commission for free from the SEC’s website at www.sec.gov.

Forward-Looking Statements

Statements in this communication may contain, in addition to historical information, certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”), and Midas claims the protection of the safe harbor for forward-looking statements contained in the Reform Act. All statements included in this communication concerning activities, events or developments that Midas expects, believes or anticipates will or may occur in the future are forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors that may cause actual results and performance to be materially different from any future results or performance expressed or implied by forward-looking statements, including the risk that the tender offer will not close because of a failure to satisfy one or more of the closing conditions and that Midas’ business will have been adversely impacted during the pendency of the tender offer. Forward-looking statements include: the expected benefits and costs of the transaction; management plans relating to the transaction; the anticipated timing of filings and approvals relating to the acquisition, including approvals under Hart-Scott-Rodino and other competition approvals; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions, and projections of earnings, revenues, synergies, accretion, margins or other financial items; any statements of the plans, strategies and objectives of management for future operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Additional information on these and other risks, uncertainties and factors is included in Midas’ Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed with the SEC. Accordingly, no assurances can be given as to whether the transaction will be completed or if any of the other events anticipated by the forward-looking statements will occur or what impact they will have. Forward-looking statements speak only as of the date the statement was made. Midas does not undertake and specifically declines any obligation to update any forward-looking statements.

About TBC Corporation

Headquartered in Palm Beach Gardens, Fla., TBC Corporation is one of the nation’s largest marketers of automotive replacement tires through a multi-channel strategy. TBC Corporation is a wholesale supplier to independent regional tire retailers and distributors throughout the U.S., Canada and Mexico. Additionally, TBC’s wholesale group operates Carroll Tire, a regional tire wholesale distributor servicing independent tire dealers across the United States. TBC’s Retail Group operates more than 1200 franchised and company-owned tire and automotive service centers under the brands Tire Kingdom®, Merchant’s Tire & Auto Centers®, NTB-National Tire & Battery and Big O Tires®. TBC is owned by Sumitomo Corporation of America (SCOA). SCOA is the largest subsidiary of Sumitomo Corporation (SC), one of Japan’s major integrated trading and investment business enterprises.

About Midas

Midas is one of the world’s largest providers of automotive service, offering brake, maintenance, tires, exhaust, steering and suspension services at more than 2,250 franchised, licensed and company-owned Midas shops in 14 countries, including nearly 1,500 in the United States and Canada. Midas also owns the SpeeDee Oil Change business, with 161 auto service centers in the United States and Mexico.

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The following letter was sent to Midas, Inc. retirees on March 15, 2012.

March 15, 2012

Dear Midas Retiree:

As you are aware, our Board announced plans to explore strategic alternatives last August. I am pleased to announce that we have completed that process, resulting in the announcement earlier this week that Midas has reached an agreement to be acquired by TBC Corporation, the nation’s largest vertically integrated marketer of tires through its Tire Kingdom, NTB, Merchant’s and Big O Tire retail outlets. A copy of the press release is attached.

This decision marks the culmination of a thorough process, and the Board firmly believes that this transaction represents the most attractive path forward for Midas. There is no doubt we have made a great deal of progress improving Midas’s performance of late and TBC’s interest in our company is a direct reflection of the hard work our employees, past and present, as well as all of our franchise partners have put into the operations and in strengthening the Midas brand.

I am confident that we have found an excellent partner in TBC. Much like Midas, TBC has a long history of providing innovative and quality products and exceptional service at a fair price to customers. By joining forces with an industry leader of TBC’s caliber, I believe the result will be an even stronger organization with greater scale, more robust financial resources and exciting prospects for the future.

TBC will launch a tender offer by the end of March. The closing of the transaction is expected to occur by the end of the second quarter and is subject to customary terms and conditions including regulatory approvals. Between now and closing, our two companies will continue to operate independently.

I know that some of you will have questions based on this announcement and what it might mean for your benefits. As part of the merger agreement, TBC is assuming the obligations for Midas’ pension liabilities. Rest assured that your pension payments will continue, uninterrupted. In the meantime, please direct any questions you might have to our pension administration team at 888-824-0271. As always, we remain committed to keeping you informed as this transition moves forward, and we thank you for your service as a proud Midas employee.

Sincerely,

Alan Feldman

Chairman, President and CEO

Additional Information

The tender offer for the outstanding shares of Midas has not yet commenced. This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares or other securities of Midas. At the time the tender offer is commenced, TBC will file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission, and Midas will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. The offer to purchase shares of Midas’ common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed with such Schedule TO. Investors and Midas stockholders are strongly advised to carefully read the tender offer statement (including the offer to purchase, the letter of transmittal and the related tender offer documents) and the related solicitation/recommendation statement when they become available, as they will contain important information, including the various terms of, and conditions to, the tender offer. Such materials will be made available to Midas’ stockholders at no expense to them by contacting Midas at 1300 Arlington Heights Road, Itasca, Illinois 60143, Attn: Bob Troyer, telephone (630) 438-3016. In addition, Midas stockholders will be able to obtain these documents (when available) and other documents filed with the U.S. Securities and Exchange Commission for free from the SEC’s website at www.sec.gov.

For Immediate Release	TBC Contact: Patrice Kelty
561-383-3000x 2527 / (M) 561-420-3052

Midas Contact: Bob Troyer
630-438-3016 / (M) 312-543-6703

TBC CORPORATION AND MIDAS, INC.

ENTER INTO DEFINITIVE MERGER AGREEMENT

March 13, 2012 – Palm Beach Gardens, Fla. and Itasca, Ill. – TBC Corporation and Midas, Inc. (NYSE: MDS) today announced that they have entered into a definitive merger agreement, pursuant to which TBC will acquire Midas through a cash tender offer at $11.50 per share. The all-cash transaction is valued at approximately $310 million, including the assumption of approximately $137 million in debt and pension liabilities. The $11.50 per share offer price represents a 75 percent premium over Midas’ closing price of $6.58 on August 11, 2011, when Midas announced it would conduct a strategic review process, and a 28 percent premium over the closing share price as of Monday, March 12, 2012.

The proposed transaction has been unanimously approved by the boards of directors of both companies. In addition, Midas Chairman, President and Chief Executive Officer Alan Feldman has signed a tender and voting agreement in support of the offer.

TBC Chairman and Chief Executive Officer Lawrence Day commented, “With nearly 2,300 locations worldwide, Midas is a leader in automotive services and we are very excited to welcome such an iconic brand into our portfolio. By combining the strengths of Midas’ platform with our industry expertise and financial resources, we will build on their current momentum and take the company to the next level.”

“We are pleased to announce this transaction, which is strategically compelling and provides significant value to our shareholders,” said Feldman. “The offer represents a significant and immediate premium for our shareholders and marks the culmination of a thorough strategic review process by our board of directors, which began last August. The combination of these two highly complementary businesses will provide significant opportunities for Midas to prosper in the future and will create enhanced opportunities for franchisees and strong benefits to customers.”

Under the terms of the merger agreement, TBC will commence a cash tender offer no later than March 28, 2012. The closing of the transaction is expected to occur by the end of the second quarter, and is subject to customary terms and conditions, including regulatory clearance under the Hart-Scott-Rodino Antitrust Improvements Act. The merger agreement also provides for customary termination fees payable by Midas under certain circumstances and a provision under which Midas has agreed not to solicit any competing offers.

Morgan Joseph TriArtisan LLC is acting as financial advisor to TBC and Morgan, Lewis & Bockius is acting as legal advisor. J.P. Morgan Securities LLC is acting as the financial advisor to Midas and Kirkland & Ellis LLP is acting as legal advisor.

Additional Information

The tender offer for the outstanding shares of Midas has not yet commenced. This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares or other securities of Midas. At the time the tender offer is commenced, TBC will file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission, and Midas will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. The offer to purchase shares of Midas’ common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed with such Schedule TO. Investors and Midas stockholders are strongly advised to carefully read the tender offer statement (including the offer to purchase, the letter of transmittal and the related tender offer documents) and the related solicitation/recommendation statement when they become available, as they will contain important information, including the various terms of, and conditions to, the tender offer. Such materials will be made available to Midas’ stockholders at no expense to them by contacting Midas at 1300 Arlington Heights Road, Itasca, Illinois 60143, Attn: Bob Troyer, telephone (630) 438-3016. In addition, Midas stockholders will be able to obtain these documents (when available) and other documents filed with the U.S. Securities and Exchange Commission for free from the SEC’s website at www.sec.gov.

Forward-Looking Statements

Statements in this communication may contain, in addition to historical information, certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”), and Midas claims the protection of the safe harbor for forward-looking statements contained in the Reform Act. All statements included in this communication concerning activities, events or developments that Midas expects, believes or anticipates will or may occur in the future are forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors that may cause actual results and performance to be materially different from any future results or performance expressed or implied by forward-looking statements, including the risk that the tender offer will not close because of a failure to satisfy one or more of the closing conditions and that Midas’ business will have been adversely impacted during the pendency of the tender offer. Forward-looking statements include: the expected benefits and costs of the transaction; management plans relating to the transaction; the anticipated timing of filings and approvals relating to the acquisition, including approvals under Hart-Scott-Rodino and other competition approvals; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions, and projections of earnings, revenues, synergies, accretion, margins or other financial items; any statements of the plans, strategies and objectives of management for future operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Additional information on these and other risks, uncertainties and factors is included in Midas’ Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed with the SEC. Accordingly, no assurances can be given as to whether the transaction will be completed or if any of the other events anticipated by the forward-looking statements will occur or what impact they will have. Forward-looking statements speak only as of the date the statement was made. Midas does not undertake and specifically declines any obligation to update any forward-looking statements.

About TBC Corporation

Headquartered in Palm Beach Gardens, Fla., TBC Corporation is one of the nation’s largest marketers of automotive replacement tires through a multi-channel strategy. TBC Corporation is a wholesale supplier to independent regional tire retailers and distributors throughout the U.S., Canada and Mexico. Additionally, TBC’s wholesale group operates Carroll Tire, a regional tire wholesale distributor servicing independent tire dealers across the United States. TBC’s Retail Group operates more than 1200 franchised and company-owned tire and automotive service centers under the brands Tire Kingdom®, Merchant’s Tire & Auto Centers®, NTB-National Tire & Battery and Big O Tires®. TBC is owned by Sumitomo Corporation of America (SCOA). SCOA is the largest subsidiary of Sumitomo Corporation (SC), one of Japan’s major integrated trading and investment business enterprises.

About Midas

Midas is one of the world’s largest providers of automotive service, offering brake, maintenance, tires, exhaust, steering and suspension services at more than 2,250 franchised, licensed and company-owned Midas shops in 14 countries, including nearly 1,500 in the United States and Canada. Midas also owns the SpeeDee Oil Change business, with 161 auto service centers in the United States and Mexico.

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